December 9, 2019

Karen G. Krasney, Esq.
Executive Vice President and General Counsel
Capricor Therapeutics, Inc.
8840 Wilshire Blvd., 2nd Floor
Beverly Hills, CA 90211

       Re: Capricor Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed December 5, 2019
           File No. 333-235358

Dear Ms. Krasney:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Robert R. Carlson, Esq.